2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

Via EDGAR

December 4, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Polaris Inc.
Form 10-K for the Year Ended December 31, 2019
Filed February 14, 2020
File No. 001-11411

Ladies and Gentlemen:

On behalf of Polaris Inc., we hereby submit our response to the comment received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated November 24, 2020.

Form 10-K for the Year Ended December 31, 2019

Note 7. Goodwill and Other Intangible Assets, page 62

1.In future filings, please disclose the amount of goodwill allocated to each of your reportable segments and any significant changes in the allocation of goodwill by reportable segment for all periods presented in accordance with ASC 350-20-50-1.

•RESPONSE: The Company acknowledges the Staff’s comment. In future filings, the Company will disclose the goodwill allocated to each of our reportable segments, and any significant changes in the allocation of goodwill by reportable segment, for all periods presented in accordance with ASC 350-20-50-1.

We hope that the Commission Staff finds this letter to be fully responsive to the matter raised in your November 24, 2020 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0555.

Very truly yours,

/s/ MICHAEL T. SPEETZEN
Michael T. Speetzen
Executive Vice President and Chief Financial Officer